

HAPPY TAX SERVICE
Smile, It's Time to File!

HAPPY TAX GUARANTEE

EXPERT CPA PREPARED RETURNS

We guarantee your return will always be prepared by a US based licensed expert CPA with extensive knowledge of tax law, deductions and credits to help you maximize your tax refund or minimize your tax liability.

YEAR-ROUND SUPPORT

Our Happy Tax representatives are available year round to serve your needs and answer any question you may have.

ACCURACY GUARANTEE

We guarantee you the most accurate return and the maximum legal refund you are eligible for.

100% FREE AUDIT ASSISTANCE

If the IRS audits you for a return prepared by Happy Tax, we will provide you with 100% free audit assistance, including correspondence assistance and phone call support. If a return has an error that is the fault of Happy Tax, we will cover any penalties and interest, provide you with a free amendment and refund you fee.

FREE TAX RETURN ACCESS

At any time, you can access copies of your paid tax return for free.

SECURITY IS BUILT INTO EVERYTHING WE DO

We guarantee your security. We safeguard your information by encrypting it when it's stored in our systems. And, when we electronically send your return to the IRS or state agencies, we use SSL encryption that exceeds IRS standards.

LOVE LIFE GUARANTEE

We guarantee you will spend less time filing and more time loving life!

